EXHIBIT 8

                        INTERNET GOLD - GOLDEN LINES LTD.
                                  SUBSIDIARIES

Name                                        Place of Incorporation     Percentage of Ownership
----
Internet Gold International Ltd.                    Israel                       100%
Gold Mind Ltd.                                      Israel                       100%
Start Net Ltd.                                      Israel                       100%
Nirshamim Lalimudim Ltd.                            Israel                        50%
Gold Trade Ltd.                                     Israel                       100%
IG Vest Ltd.*                                       Israel                       100%
Internet Gold Tech-Holdings Ltd.*                   Israel                       100%
MSN Israel Ltd.                                     Israel                      50.1%

* Inactive.